UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Jeffrey F. Brotman
Chief Executive Officer
Crane Harbor Acquisition Corp. II
1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

Re: Crane Harbor Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted August 25, 2025
CIK No. 0002081358

Dear Jeffrey F. Brotman:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 25, 2025

Cover Page

1. We note disclosure on page 21 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will take steps to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

Management Team, page 3

2. Please expand here, and elsewhere as appropriate, to briefly describe the business experience of Roger Fradin, including his roles at Honeywell and Resideo Technologies, as you reference on page 7. Please also identify which member or members of management were involved with GS Acquisitions Holdings Corp. or Vertiv.

3. Please expand to disclose the sector(s) Crane Harbor Acquisition Corp. is targeting for a business combination. Please also disclose your managements' past involvement with any SPACs that did not consummate a business combination, such as Broadscale Acquisition Corp. and Juniper II Corp., as you discuss on page 138.

Conflicts of Interest, page 39

4. Where you discuss the possibility that members of your management may form other special purpose acquisition companies during the period in which you are seeking an initial business combination, please disclose the status of Crane Harbor Acquisition Corp., including whether it is also currently seeking an initial business combination, and discuss how investment opportunities will be allocated between the two SPACs.

We may issue our shares to investors in connection with our initial business combination . . . , page 63

5. Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.

Dilution, page 95

6. Please expand your narrative disclosure on page 95 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the Share Rights and the up to $2,500,000 in working capital loans which may be convertible into units of the post-business combination entity at a price of $10.00 per unit, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Underwriting, page 181

7. Please clarify disclosure on page 181 and on the cover page stating that the $0.40 per unit of deferred compensation will be payable to the underwriters upon closing of the business combination "based on the funds remaining in the trust account" after giving effect to shareholder redemptions. It is unclear whether you mean that the deferred compensation will be paid only to the extent that there are amounts remaining in the trust account after redemptions, or that it will be paid only with respect to unredeemed public shares in connection with the business combination.

Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Derick Kauffman, Esq.